UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

FURIEX PHARMACEUTICALS, INC.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

36106P101

(CUSIP Number)

A. Robert D. Bailey

Senior Vice President, Chief Legal Officer, and General Counsel

Forest Laboratories, Inc.

909 Third Avenue

New York, NY 10022

(212) 421-7850

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copy to:

Andrew W. Ment

Covington & Burling LLP

The New York Times Building

620 Eighth Avenue

New York, NY 10018

(212) 841-1000

April 27, 2014

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box   ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

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1	Names of reporting persons FOREST LABORATORIES, INC.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) Not Applicable
6	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 2,979,768*†
	9	Sole dispositive power 0
	10	Shared dispositive power 2,979,768*†
11	Aggregate amount beneficially owned by each reporting person 2,979,768*†
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) Not Applicable
13	Percent of class represented by amount in Row (11) 27.2%*
14	Type of reporting person (see instructions) CO

*	Beneficial ownership of the common stock, par value $0.001 per share of Furiex Pharmaceuticals, Inc., a Delaware corporation (“Furiex”), is being reported hereunder solely because the Reporting Person may be deemed to have beneficial ownership of such Furiex common stock by virtue of the Stockholder Voting Agreement described in Item 4 of this Schedule 13D (the “Voting Agreement”). Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by the Reporting Person that it is the beneficial owner of any Furiex common stock for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or for any other purpose, and such beneficial ownership thereof is expressly disclaimed.

The shares of Furiex common stock over which the Reporting Person may be deemed to have shared voting power are comprised of the 2,848,017 outstanding shares of Furiex common stock and 131,751 vested options to acquire shares of Furiex common stock that are currently subject to the Voting Agreement.

The shares of Furiex common stock over which the Reporting Person may be deemed to have shared dispositive power are comprised of the 2,848,017 outstanding of Furiex common stock and 131,751 vested options to acquire shares of Furiex common stock that are currently subject to the Voting Agreement.

The percent of class represented by amount in row (11) is based on 10,805,611 shares of common stock outstanding as of March 31, 2014, as reported in the Furiex’s Proxy Statement on Schedule 14A filed with the United States Securities and Exchange Commission (the “SEC”) on April 11, 2014, and vested options to acquire 131,751 shares of Furiex common stock.

†	See Items 4, 5 and 6.

SCHEDULE 13D

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SCHEDULE 13D

Item 1.	Security and Issuer

This statement on Schedule 13D (this “Schedule 13D”) relates to the common stock, par value $0.001 per share, of Furiex Pharmaceuticals, Inc., a Delaware corporation (“Furiex”). Furiex’s principal executive offices are located at 3900 Paramount Parkway, Suite 150, Morrisville, North Carolina 27560.

Item 2.	Identity and Background

(a) This Schedule 13D is being filed by Forest Laboratories, Inc. (“Forest” or the “Reporting Person”), a corporation organized under the laws of the State of Delaware.

(b) The principal business address of the Reporting Person is 909 Third Avenue, New York, New York, 10022-4731. The telephone number of the Reporting Person is (212) 421-7850.

(c) Forest is a leading, fully integrated, specialty pharmaceutical company that develops, manufactures, and sells branded forms of ethical drug products, most of which require a physician’s prescription.

(d)-(e)-(f) The directors and executive officers of Forest, their respective business addresses and their respective countries of citizenship are set forth in Schedule A hereto. During the last five years, Forest has not, and to the best of Forest’s knowledge, none of the persons listed on Schedule A attached hereto has, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

The Voting Agreement described in Item 4 of this Schedule 13D (the terms of which are hereby incorporated by reference) was entered into by and between Forest and Fredric N. Eshelman, Walker Taylor IV (as Trustee of the Fredric N. Eshelman 2009 Grantor Retained Annuity Trust Irrevocable Trust Agreement Dated 8/21/2009), Elk Mountain Consulting, LLC and April Eshelman (collectively, the “Stockholders”). The Stockholders entered into the Voting Agreement as an inducement to Forest’s willingness to enter into the Merger Agreement (as defined below). Forest did not pay additional consideration to the Stockholders in connection with the execution and delivery of the Voting Agreement and thus no funds were used for such purpose. The total amount of funds required to pay the aggregate merger consideration is approximately $1.1 billion, plus related fees and expenses, with up to an additional $360 million payable under the CVRs (as described below). Forest expects to fund these payments from a combination of cash on hand, the proceeds of the sale of the royalty interests under the Revenue Rights Purchase Agreement described in Item 4 and the proceeds of debt financing, if applicable.

Item 4.	Purpose of Transaction

(a)-(b)-(c)-(d)-(e)-(f)-(g) On April 27, 2014, Forest entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Furiex and Royal Empress, Inc. (“Merger Sub”), a Delaware corporation and wholly-owned subsidiary of Forest formed as an acquisition vehicle for the transaction. The Merger Agreement provides for the merger of Merger Sub with and into Furiex (the “Merger”), with Furiex surviving the Merger as a wholly owned subsidiary of the Reporting Person. The Merger Agreement is described below and attached as Exhibit 1 hereto. In connection with the Merger Agreement, the Reporting Person entered into the Voting Agreement described below and attached as Exhibit 2 hereto and the Revenue Rights Purchase Agreement described below and attached as Exhibit 4 hereto. Immediately prior to the effective time of the Merger, the Reporting Person will enter into the form of CVR Agreement described below and attached as Exhibit 3 hereto.

SCHEDULE 13D

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Agreement and Plan of Merger

In the Merger, each share of Furiex’s common stock issued and outstanding immediately prior to the effective time of the Merger (except for Dissenting Shares (as defined below)) will be converted automatically into a right to receive consideration of: (i) an amount in cash equal to $95 without interest and less any applicable withholding taxes (the “Cash Consideration”) and (ii) one contractual contingent value right (each such right, a “CVR” and, together with the Cash Consideration, the “Merger Consideration”), pursuant to a Contingent Value Right Agreement (the “CVR Agreement”), that represents the right to receive a contingent payment of up to $30 per share upon the occurrence of specified events as set forth in the CVR Agreement. Stockholders of Furiex who do not vote in favor of the Merger and who take certain required actions will have appraisal rights under Delaware law with respect to the Merger, which allows them to receive a judicially determined amount of cash per share in lieu of the Merger Consideration (such shares, “Dissenting Shares”).

All options granted under Furiex’s equity incentive plan that are unvested will be vested contingent upon the effectiveness of the Merger, and each holder of such options will be provided an opportunity to exercise them, also contingent upon the effectiveness of the Merger. All of the outstanding and unexercised options to purchase shares granted under Furiex’s equity incentive plan will be cancelled at the effective time of the Merger. Option holders will receive, in respect of each option held at such time: (i) a cash payment (without interest and less any applicable withholding taxes) equal to the number of shares subject to such option multiplied by the amount by which the Cash Consideration exceeds the per share exercise price applicable to such option, and (ii) one CVR multiplied by the total number of shares of Furiex common stock subject to such option. Each share of Furiex’s restricted stock will, at the effective time, become fully vested and converted into the right to receive the Merger Consideration.

The Merger Agreement provides that, upon the effective time of the Merger, each of the parties shall take such actions as are necessary to cause the directors of Merger Sub immediately prior to the effective time to be the directors of the surviving corporation immediately following the effective time, until their respective successors are duly elected or appointed and qualified or their earlier death, resignation or removal in accordance with the Delaware General Corporation Law and the certificate of incorporation and bylaws of the surviving corporation.

Each party’s obligation to complete the Merger is conditioned upon customary closing conditions, including: (i) adoption of the Merger Agreement by Furiex’s stockholders; (ii) the absence of any applicable law, injunction or other ruling that prohibits consummating the Merger; and (iii) the expiration or termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and receipt of any government approvals or expiration of any applicable waiting periods under other antitrust laws. Each party’s obligation to consummate the Merger is also subject to certain other conditions, including: (x) the performance by the Reporting Person, Merger Sub and Furiex in all material respects of their obligations under the Merger Agreement and (y) the accuracy of representations and warranties made by the Reporting Person, Merger Sub and Furiex (subject to certain qualifications). In addition, the obligation of the Reporting Person and Merger Sub to consummate the Merger is subject to the (a) absence of any event, occurrence, revelation or development of a state of circumstances or facts, in each case, arising after the date of the Merger Agreement which, individually or in the aggregate, has had or would reasonably be expected to have a “Company Material Adverse Effect” (as defined in the Merger Agreement) and (b) absence of any event that would reasonably be expected to result in the unenforceability of Furiex’s right to receive milestone and royalty payments under certain license agreements with Furiex licensing partners, or the invalidity of any related patent to the extent it would reasonably be expected to have a material adverse effect on such payments. The Merger is not subject to a financing condition.

The Merger Agreement contains customary representations, warranties and covenants by Furiex which include, among others, covenants to conduct its business in the ordinary course between the execution of the Merger Agreement and the completion of the Merger and covenants not to engage in certain kinds of transactions during that period. In addition, certain covenants require each of the parties to use, subject to the terms and conditions of the Merger Agreement, reasonable best efforts to cause the Merger to be consummated as soon as practicable. In addition, Furiex has made certain other representations and warranties and covenants in the Merger Agreement related to Furiex’s rights to receive royalties, milestone payments and certain other payments from the counterparties under certain of Furiex’s license agreements.

SCHEDULE 13D

CUSIP No. 36106P101		5

Furiex has agreed not to continue or initiate discussions with third parties regarding, or to solicit offers with respect to, other proposals to acquire Furiex, and Furiex has agreed to restrictions on its ability to respond to such proposals, subject to exceptions with respect to the board of directors’ fiduciary obligations under applicable law. The Merger Agreement also requires Furiex to call and hold a stockholders’ meeting and, subject to the exceptions described in the following sentence, requires the board of directors of Furiex to recommend that its stockholders vote in favor of adopting the Merger Agreement. Furiex’s board of directors is permitted to change its recommendation (i) if Furiex has received an alternate proposal to purchase Furiex that the board of directors has determined is superior to the transaction with the Reporting Person (a “Superior Proposal”) (subject to the Reporting Person’s right to make a counter proposal) and (ii) upon the occurrence of certain reasonably unforeseeable events, in each case, if the board of directors of Furiex reasonably determines in good faith that the failure to change its recommendation would reasonably be expected to be inconsistent with its fiduciary duties under applicable law.

The Merger Agreement contains certain customary termination rights, including the right of either party to terminate the Merger Agreement (a) if Furiex’s stockholders fail to adopt the Merger Agreement, (b) if the Merger is not consummated by October 27, 2014 (subject to certain rights to extend such date), or (c) due to a material breach by the other party of any of its representations, warranties or covenants which would result in the closing conditions not being satisfied, subject to certain conditions. The Reporting Person also has the right to terminate the Merger Agreement if, among other events, the board of directors of Furiex (i) changes its recommendation that stockholders vote in favor of adopting the Merger Agreement or (ii) adopts, approves or recommends an alternate transaction with respect to the sale of Furiex. Furiex has the right to terminate the Merger Agreement in order to enter into an alternate transaction with respect to the sale of Furiex that the board of directors of Furiex has determined is a Superior Proposal.

In connection with the termination of the Merger Agreement under specified circumstances, including with respect to Furiex’s entry into an agreement with respect to a Superior Proposal and the board of directors of Furiex changing its recommendation that stockholders vote in favor of the Merger Agreement, Furiex is required to pay to the Reporting Person a termination fee equal to $41 million. In addition, in the event that the Merger Agreement is terminated under specified circumstances during the pendency of a publicly disclosed third party proposal to acquire Furiex, Furiex is required to reimburse the Reporting Person for the Reporting Person’s fees and expenses incurred in connection with the Merger Agreement up to an aggregate amount of $3 million and, if Furiex enters into an agreement for a third party to acquire Furiex within 12 months of such termination, to pay to the Reporting Person the balance of the $41 million termination fee less any such reimbursed expenses.

Stockholder Voting Agreement

Concurrently with the execution of the Merger Agreement, the Reporting Person entered into the Voting Agreement with the Stockholders, who together beneficially own 2,979,768 shares of Furiex’s common stock (approximately 27.2% of the outstanding common stock of Furiex).

Pursuant to the Voting Agreement, the Stockholders have agreed to vote all outstanding shares of Furiex’s common stock that they beneficially own in favor of the adoption of the Merger Agreement (and if necessary, any proposal to adjourn the special meeting if there are not enough votes to approve the adoption of the Merger Agreement) and against (i) any Acquisition Proposal or Alternative Acquisition Agreement as defined in the Merger Agreement, (ii) any election of new directors to Furiex’s board of directors, subject to certain exceptions, (iii) any action, proposal, transaction or agreement that would reasonably be expected to result in a breach of any covenant, representation, warranty or other obligation or agreement of the Stockholders under the Voting Agreement or of Furiex under the Merger Agreement, (iv) any merger, consolidation, business combination, sale of substantially all of the assets of Furiex, or other extraordinary corporate transaction, other than the Merger, or (v) any corporate action that would frustrate the purposes, or prevent or delay consummation, of the transactions contemplated by the Merger Agreement.

The Voting Agreement will terminate upon the earlier of (i) the effective time of the Merger, (ii) termination of the Voting Agreement by the Reporting Person, or (iii) termination of the Merger Agreement in accordance with its terms. In addition, the Stockholders may terminate the Voting Agreement if the Merger Agreement is amended to (a) reduce or change the form of consideration to be paid to the Stockholders in connection with the Merger, or (b) create any additional conditions to the consummation of the Merger.

SCHEDULE 13D

CUSIP No. 36106P101		6

Contingent Value Rights Agreement

Prior to the consummation of the Merger, the Reporting Person will enter into the CVR Agreement with a bank or trust company reasonably acceptable to Furiex (the “Rights Agent”) governing the terms of the CVR Consideration. As provided in the Merger Agreement, each share of Furiex common stock (including shares of restricted stock) outstanding immediately prior to the effective time of the Merger (other than the Dissenting Shares) will be converted automatically into the right to receive, in addition to the Cash Consideration, one CVR, which represents the right to receive the CVR Consideration. As provided in the Merger Agreement, each option holder under Furiex’s equity incentive plan will be entitled to receive in respect of each option held at the effective time of the Merger one CVR multiplied by the total number of shares of Furiex common stock subject to such option. The amount of the CVR Consideration is contingent upon the first designation of scheduling by the U.S. Drug Enforcement Administration (the “DEA”) (or the U.S. Food and Drug Administration (the “FDA”) and DEA taking no action with respect to scheduling within six months) following approval by the FDA of a New Drug Application for a product that includes eluxadoline as the sole active pharmaceutical ingredient and that is currently being developed by Furiex (the “NDA Approval”). The potential payment amounts and contingencies are as follows:

•	$10.00 per CVR if the DEA designates eluxadoline as a controlled substance under Schedule IV of the U.S. Controlled Substances Act (the “CSA”);

•	$20.00 per CVR if the DEA designates eluxadoline as a controlled substance under Schedule V of the CSA; or

•	$30.00 per CVR if the FDA does not recommend that eluxadoline be a controlled substance under any schedule of the CSA and the DEA does not propose or announce an intention to propose any rule providing for the control of eluxadoline under any schedule of the CSA during the six-month period following NDA Approval.

In no event will payment be made with respect to more than a single event. The right to the CVR Consideration as evidenced by the CVR Agreement is a contractual right only and will not be transferable, except in the limited circumstances specified in the CVR Agreement.

The CVR Agreement will terminate upon the earlier to occur of the (a) payment of the CVR Consideration, (b) failure to achieve NDA Approval on or prior to the second anniversary of the date of the CVR Agreement and (c) publication of a final rule of the DEA that designates eluxadoline as a controlled substance under any of Schedule I, Schedule II or Schedule III of the CSA.

Revenue Rights Purchase Agreement

On April 27, 2014, Forest entered into a Revenue Rights Purchase Agreement (the “RRP Agreement”) with RPI Finance Trust (“RPI”), a Delaware statutory trust. Under the RRP Agreement, RPI has agreed to pay Forest approximately $415 million upon consummation of the Merger in exchange for the right to receive future payments under certain of Furiex’s existing pharmaceutical partnering agreements, if certain conditions are met.

The revenue streams RPI will acquire include Furiex’s right to receive royalties on worldwide net sales and regulatory and sales-based milestone payments from Takeda Pharmaceutical Company Limited and Takeda San Diego, Inc., for alogliptin and SYR-472 (trelagliptin), and alogliptin or tregagliptin combination products for the treatment of Type-2 diabetes.

RPI will also acquire Furiex’s rights to receive royalties, and launch-based and sales-based milestones for Priligy® (dapoxetine) in Europe, Asia-Pacific and Latin America under Furiex’s current agreements with Berlin-Chemie AG (Menarini Group) and Xiamen Fuman Pharmaceuticals Co., Ltd.

(h) Upon consummation of the Merger, the Furiex common stock will be delisted from and no longer be quoted on the NASDAQ Stock Market.

(i) Upon consummation of the Merger, Furiex common stock will no longer be publicly traded and will become eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act.

SCHEDULE 13D

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(j) Except as set forth in this Schedule 13D, the Merger Agreement, the Voting Agreement and the CVR Agreement, the Reporting Person does not have, and to the best of the Reporting Person’s knowledge, none of the individuals named in Schedule A hereto have, any plans or proposals which relate to or which would result in or relate to any of the actions specified in subparagraphs (a) through (i) of Item 4 of this Schedule 13D (although the Reporting Person reserves the right to develop such plans).

The descriptions contained in this Item 4 of the transactions contemplated by the Merger Agreement, the Voting Agreement, the CVR Agreement and the RRP Agreement do not purport to be complete and are qualified in their entirety by reference to the full texts of these agreements, the terms of which are incorporated herein by reference to Exhibits 1, 2, 3, and 4 respectively, of this Schedule 13D.

Item 5.	Interest in Securities of the Issuer

(a) and (b)

As of the date hereof, the Reporting Person owns no shares of Furiex common stock. For purposes of Rule 13d-3 under the Exchange Act (“Rule 13d-3”), however, as a result of entering into the Voting Agreement, the Reporting Person may be deemed to possess shared voting power and shared dispositive power over, and therefore beneficially own for purposes of Rule 13d-3, the 2,979,768 shares of Furiex common stock that are beneficially owned by the Stockholders. The 2,979,768 shares of Furiex common stock over which the Reporting Person may be deemed to have has shared voting and dispositive power represent approximately 27.2% of the shares of Furiex common stock outstanding. Notwithstanding the preceding, the Reporting Person hereby disclaims beneficial ownership of such shares of Furiex common stock and this Schedule 13D shall not be construed as an admission that the Reporting Person is, for any or all purposes, the beneficial owner of the securities covered by this Schedule 13D.

The calculation of the beneficial ownership percentages set forth in this Item 5(a) and Item 5(b) is based on 10,805,611 shares of Furiex common stock issued and outstanding as of March 31, 2014, as reported in Furiex’s Proxy Statement on Schedule 14A filed with the SEC on April 11, 2014, and vested options to acquire 131,751 shares of Furiex common stock.

(c) Except as described in this Schedule 13D, there have been no transactions in the shares of common stock effected by the Reporting Person, or, to the best of the Reporting Person’s knowledge, any person or entity identified on Schedule A hereto, during the last 60 days.

(d) Other than the Stockholders identified in Item 3 party to the Voting Agreement, to the best of the knowledge of the Reporting Person, neither the Reporting Person nor any of its respective directors and executive officers named in Schedule A hereto has or knows any other person who has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any Furiex common stock beneficially owned by the Reporting Person.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth under Items 3, 4 and 5 and the agreements set forth on the Exhibits attached hereto are incorporated herein by reference. Other than the Merger Agreement, the Voting Agreement and the CVR Agreement described above, to the best of the Reporting Person’s knowledge, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person, or any the Reporting Person subsidiary or any person listed on Schedule A hereto, and any person with respect to the securities of Furiex, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities other than standard default and similar provisions contained in loan Agreements.

SCHEDULE 13D

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Item 7.	Material to Be Filed as Exhibits

Exhibit No.	Description

1	Agreement and Plan of Merger, dated as of April 27, 2014, by and among Forest Laboratories, Inc., Royal Empress, Inc. and Furiex Pharmaceuticals, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Forest Laboratories, Inc. on April 28, 2014).

2	Stockholder Voting Agreement, dated as of April 27, 2014, by and between Forest Laboratories, Inc. and Fredric N. Eshelman 2009 Grantor Retained Annuity Trust Irrevocable Trust Agreement Dated 8/21/2009), Elk Mountain Consulting, LLC and April Eshelman (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by Forest Laboratories, Inc. on April 28, 2014).

3	Form of Contingent Value Rights Agreement by and between Forest Laboratories, Inc., and the Rights Agent (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Forest Laboratories, Inc. on April 28, 2014).

4	Revenue Rights Purchase Agreement, dated as of April 27, 2014, by and between Forest Laboratories, Inc. and RPI Finance Trust (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed by Forest Laboratories, Inc. on April 28, 2014).

SCHEDULE 13D

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: May 6, 2014	Forest Laboratories, Inc.

	By:	/S/ FRANCIS I. PERIER, JR.
Francis I. Perier, Jr.
Executive Vice President - Finance and Administration and Chief Financial Officer

SCHEDULE 13D

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SCHEDULE A

DIRECTORS AND OFFICERS OF FOREST

Directors and Executive Officers of Forest Laboratories, Inc.:

The name and current principal occupation or employment of each director and executive officer of Forest Laboratories, Inc. are as set forth below. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to a position with Forest. Unless otherwise indicated, the business address of each of the below individuals is 909 Third Avenue, New York, New York 10022. All directors and officers set forth below are United States citizens.

Name	Present Principal Occupation Including Name and Address of Employer

Officers

Brenton L. Saunders	Chief Executive Officer, President, and Director

Elaine Hochberg	Executive Vice President, International, Strategic Planning and Government Affairs

Bill Meury	Executive Vice President, Sales and Marketing

Frank I. Perier, Jr.	Executive Vice President and Chief Financial Office

Marco Taglietti, MD	Executive Vice President, Drug Development and Research, and Chief Medical Officer

Robert Bailey	Senior Vice President, Chief Legal Officer, General Counsel and Corporate Secretary

Alex Kelly	Senior Vice President, Chief Communications & Investor Relations Officer

Karen Ling	Senior Vice President and Chief Human Resources Officer

Kevin Walsh	Senior Vice President, Operations

Joseph Zimmerman	Senior Vice President, Chief Compliance Officer

Directors

Howard Solomon	Partner, Hildred Capital Partners, LLC; 745 Fifth Avenue, Suite 1702, New York, New York 10151

Brenton L. Saunders	Chief Executive Officer, President, and Director

Nesli Basgoz, MD

Associate Chief for Clinical Affairs, Division of Infectious Diseases, Massachusetts General Hospital (MGH); ID Unit, Gray 504, 55 Fruit Street, Boston MA 02114

Also: Associate Professor of Medicine, Harvard Medical School

Christopher Coughlin	Retired since 2012. Formerly Advisor to CEO, Tyco International Ltd.

Kenneth E. Goodman	Retired since 2007. Formerly President and Chief Operating Officer, Forest Laboratories, Inc.

SCHEDULE 13D

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Vincent J. Interieri	Senior Managing Director, Icahn Capital LP; Senior Managing Director, Icahn Onshore LP; Senior Managing Director, Icahn Offshore LP; 767 Fifth Avenue, 47th Floor, New York, NY 10017

Other Directorships: CVR Refining GP, LLC, Navistar International Corporation, Chesapeake Energy Corporation, and CVR Energy, Inc.

Pierre Legault	Executive Chairman, Nephrogenex; President and Chief Executive Officer of Stone Management LLC; PO Box 1028, Berwyn, PA 19312

Gerald M. Lieberman	Retired since 2009. Formerly President & Chief Operating Officer, AllianceBernstein

Lawrence S. Olanoff, MD, PhD

Senior Scientific Advisor, Forest Laboratories, Inc.; Assistant Professor and Special Advisor, Medical University of South Carolina; 19 Hagood Avenue, Suite 909, Charleston, SC 29425

Other Directorship: Chairman of the Board, Caelus Biosciences, Inc.

Lester B. Salans, MD	Clinical Professor and member of the Clinical Attending Staff of Internal Medicine, Mount Sinai Medical School; 620 Fifth Avenue, New York, NY 10020

Peter J. Zimetbaum, MD

Director of Clinical Cardiology, Beth Israel Deaconess Medical Center; 330 Brookline Ave, Boston, MA 02215

Also: Director of ECG and Arrhythmia Core Laboratory, Harvard Clinical Research Institute; Associate Professor of Medicine at the Harvard Medical School (HMS)